[redacted]

08027751

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2008

Washington, DC

SEC FILE NUMBER
8- 26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Center Road
(No. and Street)

Omaha (City) NE (State) 68106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Nagengast, CFO, COO, EVP (402)399-9111, extension 1004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Ste 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
TERRENCE V. LILLA
My Comm. Exp. Oct. 21, 2008

James D. Nagengast
Signature

CFO, COO, EVP
Title

2/20/08
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statements of Financial Condition

Securities America, Inc.
December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Securities America, Inc.

Statements of Financial Condition

December 31, 2007 and 2006

Contents

0802-0916020

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statements of financial condition of Securities America, Inc. (the Company) as of December 31, 2007 and 2006. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in these statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Securities America, Inc. at December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2008

Securities America, Inc.

Statements of Financial Condition

	December 31 2007	December 31 2006
Assets		
Cash and cash equivalents	**$ 42,914,347**	$ 40,030,853
Cash – segregated under federal and other regulations	**34,648**	–
Securities owned, at market value	**107,080**	209,760
Commissions receivable	**14,727,872**	14,828,091
Agents balances and other receivables, net of allowance of $100,000 in 2007 and $75,000 in 2006	**3,956,531**	3,491,945
Notes receivable – agents, net of allowance of $125,000 in 2007 and $50,000 in 2006	**6,907,718**	2,010,705
Prepaid expenses	**2,089,611**	1,796,395
Due from affiliates	**14,119,919**	11,257,638
Goodwill	**26,250,000**	26,250,000
Deferred income taxes, net	**5,088,375**	7,603,877
Income taxes receivable from affiliate	**–**	4,662,076
Other assets	**372,650**	500,565
Total assets	**$ 116,568,751**	$ 112,641,905
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 15,780,259**	$ 15,636,528
Securities sold, not yet purchased, at market value	**71,047**	176,648
Accrued expenses and other liabilities	**23,615,614**	34,160,495
Income taxes payable to affiliate	**2,476,085**	–
Total liabilities	**41,943,005**	49,973,671
Stockholder's equity:		
Common stock, $1 par value:		
Authorized shares – 200		
Issued and outstanding shares – 100	**100**	100
Additional paid-in capital	**91,524,266**	75,024,266
Accumulated deficit	**(16,898,620)**	(12,356,132)
Total stockholder's equity	**74,625,746**	62,668,234
Total liabilities and stockholder's equity	**$ 116,568,751**	$ 112,641,905

See accompanying notes.

1. Summary of Significant Accounting Policies

General

Securities America, Inc. (the Company) is a wholly owned subsidiary of Securities America Financial Company, Inc. (SAFC), which is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial).

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides securities distribution and brokerage services to the general public. The Company also offers an array of financial service products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Company operates on a fully disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Company executes and clears trades through unaffiliated brokerage firms National Financial Services LLC and Pershing LLC (the clearing brokers).

Use of Estimates

In preparing the statements of financial condition in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statements of financial condition. Management believes that the estimates utilized in preparing its statements of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, while the related commission revenues and expenses are accrued on a trade-date basis. Customer security transactions executed, but unsettled, are reflected in commissions receivable and payable. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2007 and 2006, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Long-Lived Assets

The Company reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill is determined using various analytical techniques. Should such an assessment indicate that the value of goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value. No impairment losses were identified as a result of the Company's impairment tests performed in 2007 and 2006.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007. There was no impact from adopting FIN 48 on the Company's statements of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted provided that the entity has not issued financial statements for any period within the year of adoption. The provisions of SFAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except for certain financial instruments as defined in SFAS No. 157, which will require retrospective application of SFAS No. 157. The transition adjustment, if any, will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company will adopt SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's statements of financial condition.

1. Summary of Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company did not elect to apply fair value accounting for any of its existing eligible assets and liabilities and has no current plans to make the optional fair value election for any financial instruments.

2. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Company's independent representatives, which have various schedules for repayment. The notes mature at various dates through 2014. The Company also provides for an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectibility and possible write-off where a loss is deemed possible.

3. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2007, cash received from customers of $34,648 has been segregated in a special account for the exclusive benefit of customers under the provisions of SEC Rule 15c3-3 Section (k)(2)(i).

4. Related-Party Transactions

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Company's affiliates may not necessarily be representative of a transaction recorded at arm's length.

4. Related-Party Transactions (continued)

Amounts due from (to) affiliates of the Company as of December 31, 2007 and 2006, are as follows:

	2007	2006
SAFC	**$ 12,044,184**	$ 1,590,696
Securities America Advisors, Inc. (SAA)	**2,075,735**	9,666,942
Ameriprise Financial (income taxes)	**(2,476,085)**	4,662,076

5. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $5,088,375 and $7,603,877 at December 31, 2007 and 2006, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectations of future taxable income.

The Company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's statements of financial condition as there were no unrecognized tax benefits as of January 1, 2007, and December 31, 2007.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for uncertain tax benefits as of January 1, 2007, and December 31, 2007.

6. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

7. Leases

The Company has noncancelable operating leases, primarily for office space, the last of which expires in 2012. Future minimum payments under these leases, as of December 31, 2007, are as follows:

2008	$ 353,875
2009	228,914
2010	169,015
2011	150,513
2012	108,843
	$ 1,011,160

8. Net Capital

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1 or the Rule) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2007 and 2006, the Company had net capital of $12,729,754 and $1,949,250, respectively, and excess net capital of $12,479,754 and $1,699,250, respectively.

9. Commitments and Contingencies

The Company is subject to a number of legal matters arising in the normal course of business. In 2006 the Company reported two adverse arbitration awards issued by FINRA panels against the Company and former registered representatives of the Company. Those arbitrations involved customer claims relating to suitability, disclosures, supervision, and certain other sales practices. Other clients of those former registered representatives have presented similar claims.

Management has established accruals for potential losses that are probable and reasonably estimable. While the ultimate results of the Company's litigation cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the statements of financial condition of the Company.

In the normal course of business, the Company's activities involve, through its clearing brokers, various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

10. Regulatory Actions

In the normal course of business, the Company is involved in various regulatory proceedings concerning matters connected with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which it operates. As with other financial services firms, the level of regulatory activity and inquiry concerning our business remains elevated. From time to time, we receive requests for information from, and have been subject to examination by, the SEC, FINRA, the Office of Thrift Supervision, and other self-regulatory organizations concerning our business activities and practices. These regulatory proceedings are subject to uncertainties and, as such, we are unable to estimate the possible loss or range of loss that may result. To the extent that financial consequences are estimable and probable, the Company has provided an accrual for those matters. As to the remaining matters, the Company's management does not expect the ultimate resolution of the matters to have a material adverse effect on the statements of financial condition of the Company.

END